Filed Pursuant to Rule 424(b)(3)

1933 Act File No. 333-297663

September 25, 2026

SUPPLEMENT TO THE

HARTFORD SCHRODERS PRIVATE OPPORTUNITIES FUND

PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION ("SAI")

DATED JULY 24, 2026, AS SUPPLEMENTED TO DATE

This Supplement contains new and additional information and should be read in connection with your Prospectus and SAI.

SHAREHOLDER APPROVAL OF PROPOSALS

At a Special Meeting of Shareholders held on September 21, 2026, shareholders of Hartford Schroders Private Opportunities Fund (the “Fund”) approved the proposals described in the Fund’s Proxy Statement dated September 4, 2026, including: (i) the election of a new Board of Trustees of the Fund; (ii) the approval of a new investment advisory agreement between the Fund and Schroder Investment Management North America Inc. (“SIMNA”); and (iii) the approval of a new sub-advisory agreement between SIMNA and Schroders Capital Management (US) Inc. As a result of shareholder approval, the transactions described in the Proxy Statement are expected to become effective on or about November 16, 2026.

CONVERSION OF FUND SHARES

Pursuant to the Fund’s Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3, each class of shares of the Fund may be converted into shares of a different class of the Fund.

Accordingly, effective immediately, the following disclosure is added under the heading “Repurchases and Transfers of Shares” of the Fund’s Prospectus:

Conversions

Subject to the conditions set forth in this section, Shares of one class of the Fund may be converted into (i.e., reclassified as) Shares of a different class of the Fund at the request of a shareholder or a shareholder’s financial intermediary. A conversion between classes of the Fund is not a repurchase, redemption, sale, transfer or exchange of Shares, is not subject to the Fund’s repurchase offer procedures described above under “Repurchases of Shares,” and is not subject to the transfer restrictions described above under “Transfers of Shares.” To qualify for any conversion, the shareholder must satisfy the eligibility requirements and other conditions for investing in the class into which the conversion is sought, including the applicable minimum initial investment requirement, as described under “Choosing a Share Class” in the Prospectus.

In certain circumstances, Shares of one class may be converted into Shares of another class of the Fund for which the shareholder is eligible in the event that (a) the shareholder switches to another financial intermediary that does not offer such share class and such financial intermediary offers another share class of the Fund for which the shareholder is eligible; (b) the shareholder is no longer eligible to hold such share class based on the eligibility requirements set forth in the Prospectus or an applicable regulatory determination made by the shareholder's financial intermediary (for example, the shareholder no longer participates in a fee-based, wrap, or other investment platform program of its financial intermediary, or the conversion relates to the requirements of a settlement agreement that the financial intermediary entered into with a regulatory body); or (c) the Fund determines that a conversion is necessary or appropriate to ensure the shareholder continues to meet the eligibility requirements for the class of Shares held.

Not all of the conversions described above may be available for the Fund at all times, and not all conversions may be available through your financial intermediary. Financial intermediaries interested in a conversion on behalf of a shareholder should call 1-888-660-3010 to determine whether such feature is available for the Fund. Please note that (1) both accounts involved in the conversion must be identical, (2) the shareholder must observe the eligibility requirements and minimum investment amounts applicable to the class into which the conversion is sought, and (3) the proper selling agreements must be in place. In addition, the financial intermediary must process and report the transaction as a conversion.

The value of the Shares received in a conversion will be based on the relative net asset value of the Shares being converted and the Shares received as a result of the conversion, determined as of the same Valuation Date. A conversion does not affect a shareholder's percentage interest in the Fund or the underlying value of the shareholder's investment, other than as a result of the differing fees and expenses borne by the class received. In general, conversions of one class of Shares for a different class of Shares of the Fund should not result in the realization by the shareholder of a taxable capital gain or loss for U.S. federal income tax purposes. Please see “Tax Matters” in the Prospectus for more information. Shareholders should consult their own tax advisors as to the U.S. federal, state, local and non-U.S. tax consequences of an intra-fund conversion.

The Fund reserves the right, in its sole discretion, to amend or terminate the conversion feature described in this section at any time, for any reason.

This Supplement should be retained with your Prospectus and SAI for future reference.

HV-7799	September 2026